Exhibit 99.1

May 27, 2022

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have read Explanatory Note of Form 6-K of Tantech Holdings Ltd dated May 27, 2022. We agree with the statements made concerning our firm contained therein.

Yours very truly,

/s/ Prager Metis CPAs LLC

Hackensack, New Jersey